Securities and Exchange Commission

                           Washington, D.C. 20549

                              SCHEDULE 14D-1F

         TENDER OFFER STATEMENT PURSUANT TO RULE 14D-1(b) UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                      Silent Witness Enterprises Ltd.
                  --------------------------------------
                         (Name of Subject Company)

                          British Columbia, Canada
            ---------------------------------------------------
     (Jurisdiction of Subject Company's Incorporation or Organization)

                            SW Acquisition Inc.
                          -----------------------
                                  (Bidder)

                               Common Shares
                      -------------------------------
                       (Title of Class of Securities)

                                 826906307
                  ---------------------------------------
           (CUSIP Number of Class of Securities (if applicable))

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                            Morristown, NJ 07962
                               (973) 455-2000
               ---------------------------------------------
          (Name, address (including zip code) and telephone number
          (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

                              with copies to:

Stephen Arnold                        David K. Robbins, Esq.
Osler, Hoskins & Harcourt LLP         Fried, Frank, Harris, Shriver & Jacobson
Box 50, 1 First Canadian Place        350 South Grand Avenue, 32nd Floor
Toronto, ON M5X 1B8                   Los Angeles, CA  90071
(416) 362-2111                        (213) 473-2000


                              October 28, 2003
    --------------------------------------------------------------------
   (Date tender offer first published, sent or given to securityholders)

     This Amendment No. 1 to Schedule 14D-1F amends the Schedule 14D-1F filed on October 28, 2003, by SW Acquisition Inc. (f/k/a 678669 B.C. Ltd.), a corporation incorporated under the laws of British Columbia, Canada and an indirect wholly-owned subsidiary of Honeywell International Inc., a Delaware corporation, relating to the offer by SW Acquisition Inc. to purchase all of the outstanding common shares and the associated share purchase rights of Silent Witness Enterprises Ltd., a company incorporated under the laws of British Columbia, Canada, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, dated October 28, 2003, and in the related Letter of Transmittal. SW Acquisition Inc. is sometimes referred to herein as the "Bidder." Silent Witness Enterprises Ltd. is sometimes referred to herein as the "Issuer."

PART I.  INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENTS

         Exhibit 1.1:  Offer to Purchase and Circular, dated October 28, 2003(1)

         Exhibit 1.2:  Letter of Transmittal(1)

         Exhibit 1.3:  Notice of Guaranteed Delivery(1)

(1)  Previously filed with the Bidder's Schedule 14D-1F, filed October 28,
     2003.


ITEM 2.  INFORMATION AND LEGENDS

         See "Notice to Shareholders in the United States" in the Offer to Purchase and Circular, dated October 28, 2003.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS


2.1 Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 10, 2003(2)

2.2 Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 28, 2003(2)

2.3 Letter to Silent Witness Enterprises Ltd. Shareholders from Honeywell International Inc., dated October 28, 2003(2)

2.4      Press Release of Honeywell International Inc., dated December 3,
         2003

(2)  Previously filed with the Bidder's Schedule 14D-1F, filed October 28,
     2003.


PART III.UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.   Undertakings

     A. The Bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

     B. The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer's securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.   Consent to Service of Process

     On October 28, 2003, the Bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV. SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2003

                                        SW Acquisition Inc.

                                        By:     /s/ Thomas F. Larkins
                                              ---------------------------------
                                              Name:   Thomas F. Larkins
                                              Title:  President and Secretary

                               EXHIBIT INDEX
                               -------------

Exhibit 1.1:   Offer to Purchase and Circular, dated October 28, 2003(3)

Exhibit 1.2:   Letter of Acceptance and Transmittal(3)

Exhibit 1.3:   Notice of Guaranteed Delivery(3)

Exhibit 2.1: Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 10, 2003(3)

Exhibit 2.2: Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 28, 2003(3)

Exhibit 2.3: Letter to Silent Witness Enterprises Ltd. Shareholders from Honeywell International Inc., dated October 28, 2003(3)

Exhibit 2.4:   Press Release of Honeywell International Inc., dated
               December 3, 2003



(3)  Previously filed with the Bidder's Schedule 14D-1F, filed October 28,
     2003.